December 21, 2005

Robert S. Littlepage
United States
Securities and Exchange Commission
Washington, D.C., 20549

Re: Viscount Systems Inc.
Item 4.01 Form 8-K
Filed December 15, 2005
File No. 000-49746

Dear Mr. Littlepage,

We have amended Form 8-K on December 15, 2005, addressing your comments on your letter dated December 20, 2005, and filed Form 8-K/A on December 21, 2005.

Sincerely,

/s/ Les Fong
Chief Financial Officer